SMIC Forms RD Consortium with Universities, Research Academy, and Industrial Partners to Speed Up Advance Technology Development

May 16, Beijing – China’s largest and most advanced semiconductor foundry – Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), today announced that SMIC, Wuhan Xinxin, Tsinghua University, Beijing University, Fudan University, Chinese Academy of Sciences and Microelectronics have collaborated to setup the “IC Advanced Technology Research Institute” to create the most advanced IC technology research and development institution in China.

As semiconductor technology continues to advance into the 20nm node, the difficulty of development and investment in the technology has substantially increased. By integrating the resources of the company and research institutions, the efficiency and pace of research and development will increase immensely. The IC Advanced Technology Research Institute will focus on forming a platform to integrate the domestic IC industry supply chain, equipment manufacturers, material suppliers, foundries, design firms and research institute. This is an industry, institute, research and application collaboration platform and can also act as a verification platform for domestic-made equipment and material research development.

Currently, the research institute will focus on the mainstream 20nm and below technologies for research and development which includes advanced logic technology, advanced non-volatile memory technology, verification of domestic equipment and materials, and related IP qualifications etc. It will also follow up with the industry’s technology development and the actual needs of the customers, and will invite design, equipment, material companies, and upstream and downstream industries. They can join in as a member or in project collaboration. This institute will strengthen its international exchange and cooperation, to promote the establishment our IP infrastructure, to speed up the cultivation of patents and talent, in order to raise the core competitiveness of innovation in China’s IC industry.

“The Institute will be formed to unite the strong players and combine their strengths with the initiative to explore and establish an open integrated circuit research and development platform. We will use this chance to integrate the strengths of corporations and research institutions to accelerate the development of advanced process technology, and address issues the industry faces, such as IP protection, and thus promote the rapid development of China’s IC industry,” said Dr. Tzu-Yin Chiu, Chief Executive Officer & Executive Director of SMIC, at the signing ceremony.

“Working together is a move in the right direction. Government supports the effective collaboration among industry, academic and research. By working together, our research can focus on the market and application and it can also give rise to stronger R&D institutions and drive a deeper international cooperation in technological development. I hope today is a good beginning, and our technological development in IC will get faster and better.” said Mr. Jian-Lin Cao, Vice Minister of China’s Ministry of Science and Technology.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing and a majority owned 300mm fab for advance nodes under development; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this document, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 14, 2014, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this document.

SMIC Contact Information:

English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media
Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com